REPUBLIC OF THE MARSHALL ISLANDS
OFFICE OF THE REGISTRAR OF CORPORATIONS

CERTIFICATE OF INCORPORATION

I HEREBY CERTIFY that

KBS FASHION GROUP LIMITED
Reg. No. 52900

formerly known as

AQUASITION CORP.
Reg. No. 52900

is duly incorporated and has filed articles of incorporation under the provisions of the Marshall Islands Business Corporations Act on

January 26, 2012

WITNESS my hand and the official seal of the Registry on **October 31, 2014**.

Deputy Registrar

ARTICLES OF AMENDMENT

OF

AQUASITION CORP.
Reg. No. 52900

REPUBLIC OF THE MARSHALL ISLANDS

REGISTRAR OF CORPORATIONS

DUPLICATE COPY

The original of this Document was filed in accordance with Section 5 of the Business Corporations Act on

NON RESIDENT

October 31, 2014

Deputy Registrar

ARTICLES OF AMENDMENT OF
AMENDED AND RESTATED ARTICLES OF INCORPORATION OF
AQUASITION CORP.
UNDER SECTION 90 OF THE BUSINESS CORPORATIONS ACT

The undersigned, Stanley Wong, Chief Financial Officer of Aquasition Corp., a corporation incorporated under the laws of the Republic of the Marshall Islands, for the purpose of amending the Articles of Incorporation of said Corporation hereby certify:

1. The name of the Corporation is: Aquasition Corp.

2. The Amended and Restated Articles of Incorporation were filed with the Registrar of Corporations as of the 30th day of October, 2012. The Articles of Incorporation were filed with the Registrar of Corporations as of the 26th day of January, 2012.

3. Article I of the Amended and Restated Articles of Incorporation is hereby deleted and replaced in its entirety with the following:

   The name of the Corporation shall be: **KBS FASHION GROUP LIMITED**

4. The amendment to the Articles of Incorporation was authorized by vote of the holders of a majority of all outstanding shares entitled to vote thereon at a meeting of shareholders.

IN WITNESS WHEREOF, the undersigned has executed these Articles of Amendment on this 31st day of October, 2014.

Stanley Wong
Chief Financial Officer